

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 7, 2012

Taylor V. Edwards, Esq.
Vice President & Senior Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York   10281-1008

> Re: Oppenheimer Diversified Alternatives Fund
>   Files Nos.: 333-184384; 811-22760

Dear Mr. Edwards:

We have reviewed the registration statement on Form N-1A for the Oppenheimer Diversified Alternatives Fund (the "Fund") filed on October 12, 2012 with the Commission under the Securities Act of 1933 (the "33 Act") and the Investment Company Act of 1940 (the "1940 Act"). We have the following comments.

Prospectus

Cover Page

1. Please disclose the basis for describing a fund of funds as a "special" type of mutual fund. Also, we note that the registration statement does not contain page numbers. Please consider using page numbers in future filings, for ease of reference.

Investment Objective

2. The second sentence of the Investment Objective states that the Fund is a special type of mutual fund know as a "fund of funds" because it primarily invests in other mutual funds.   Instruction 3 to Form N-1A states that disclosure in response to Items 2 through 8 "may not include disclosure other than that required or permitted by those Items." Please remove the second sentence of the investment objective in the Summary Prospectus.   Also, please review Items 2 through 8 in Form N-1A to ensure that there is no extraneous information.

Fees and Expenses of the Fund

3. The fee table includes a line item for Acquired Fund Fees and Expenses. Please add a footnote to the fee table explaining this line item. *See* Instruction 3 (f)(vii) to Item 3 of Form N-1A.

4. Footnote 2 to the fee table refers to a voluntarily agreement to limit fees. Please confirm that the agreement to limit fees is a contractual waiver and, if so, disclose that it is contractual in footnote 2 to the fee table. If the waiver is not contractual, please delete the line item and attendant footnote from the fee table.

5. Footnote 2 to the fee table states the limitations on the fees may not be amended or withdrawn "until one year after the date of this prospectus." The prospectus' Example shows calculation for period 1-year to 10-years. In order to comply with the fee limitation agreement referenced in the fee table, please confirm that the calculation of the figures in the Example will not include any fee waivers beyond the first year.

Principal Investment Strategies

6. The prospectus states that the Manager and SteelPath are expected to be affiliated because SteelPath is expected to be a wholly-owned subsidiary of the Manager as a result of an acquisition that is expected to close during the fourth quarter of 2012. Please inform the staff what provisions or agreements the Fund is relying on, prior to the merger, for affiliated and non-affiliated funds.

7. The prospectus states that the Fund will not invest more than 50% of its total assets in any single Underlying Fund. It also states that the Manager will generally seek to diversify the Fund's investments across asset classes. Please clarify whether the Fund is referencing the IRS registered investment company standard or the 1940 Act diversification standard. Specifically, what is the Fund's limit on investing in a single issuer? If the limitation on investing in a single issuer is more than the 1940 Act limitation, please revise the Fund's name to remove the word diversified because the Fund would not qualify to be non-diversified.

8. The prospectus states that the Fund may also gain exposure through direct investments in derivatives. Please be more specific in the disclosure regarding derivatives and their use, including but not limited to any percentage limitation on the use of specific derivatives. *See Letter to Investment Company Institute, "Derivatives-Related Disclosures by Investment Companies"* (July 30, 2010).

Portfolio Turnover

9. The paragraph in this section contains information that is beyond the requirements permitted for a summary prospectus. In this section of the summary prospectus, please include only the disclosure required by Item 3 of Form N-1A. (*See* comment 2, above.)

Principal Risks

10. The prospectus states in the section titled "Credit Default Swaps" that the Underlying Funds may enter into credit default swaps with counterparties and the terms of the instruments are generally negotiated by the parties. Please add a section disclosing counterparty risk, if it is considered a principal risk. Also, disclose the creditworthiness standard the Underlying Funds employ when selecting counterparties.

11. In the section titled "Main Risks of Investing in Unregistered Funds," the prospectus states that the Fund may invest in Underlying Funds that are not registered as an 'investment company' under the 1940 Act or any comparable regulatory requirements, and do not intend to do so." Please disclose to what extent the Fund intends to invest in non-registered funds and how the Fund intends to treat such funds for the purposes of the Fund's limitation on investing in illiquid securities.

12. The section titled "Diversification" states that the Fund is "diversified" under the 1940 Act. Please confirm that the Fund is "diversified" directly, not as a result of the Fund's investments on a look through basis in its Underlying Funds.

13. The prospectus states, in a blocked section, the following: "An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency." Please inform the staff whether the Fund will be offered or sold through an insured depository institution. If it is not offered or sold in that matter, please delete this statement as it is neither permitted nor required.

More About the Fund – About the Fund's Investments

Investments in the Underlying Funds

14. Please disclose, where appropriate, to what extent the Fund and the Underlying Funds may invest in securities that are rated below investment grade ("junk").

15. Please disclose whether investing in derivatives is a principal strategy for the Underlying Funds, specifically, Oppenheimer Commodity Strategy Total Return Fund and Oppenheimer Currency Opportunities Fund.

Main Risks of Investments in Underlying Fund Wholly-Owned Subsidiary

16. The prospectus states that the Underlying Funds may invest in a wholly-owned subsidiary organized in the Cayman Islands ("Subsidiary").   Given that the Underlying Funds are affiliates of the Fund, please disclose the following information in the prospectus:

a. Please confirm that the Subsidiary's board of trustees were signatories to the Underlying Funds' registration statement.

b. Please confirm that the Subsidiary's financial statements will be consolidated with the Underlying Funds' financial statements.

c. Please confirm that the Subsidiary and its board of directors have agreed to designate an agent for service of process in the United States and have agreed to inspection of the Subsidiary's books and records by Commission staff.

d. Please clarify whether the Underlying Funds apply the "look through" test to the assets of the Subsidiary regarding investment policies adopted by the Underlying Funds pursuant to section 8 of the 1940 Act.

Deferred Tax Liability of Certain SteelPath Funds

17. The prospectus states that the strategy of investing in Subchapter C Corporations is a relatively recent strategy for an open-end registered investment company. In this regard, please disclose any unexpected and potentially significant accounting, tax and valuation consequences for the Underlying Funds and the Fund (and consequentially, the investor). We note that you intend to include in the prospectus "an example illustrating two hypothetical trading days of a SteelPath Subchapter C Corporation and the tax effect upon the daily net asset value compared to the individual securities." We may have further comments.

Portfolio Holdings

18. The prospectus states that the Fund's portfolio holdings information may be posted and available on the Fund's website.   The section omits the Fund's website showing this information. Please disclose the Fund's website where the Fund's portfolio holdings information is posted. *See* Item 9(d) of Form N-1A.

Statement of Additional Information (SAI)

19. The SAI does not include the Fund's policy on borrowing and leveraging. Please revise the SAI accordingly.

20. In the second "Fundamental Investment Restriction," the SAI states that the Fund cannot invest 25% or more of its total assets in any one industry. Please confirm that the Fund will count the underlying investments of affiliated funds in the Fund's calculation of concentration.

21. Please file as exhibits the contracts entered into by the Subsidiary with the Underlying Funds and other Fund affiliates.

Part C

    Item 34

       22. Please confirm that the material provisions of the Underlying Funds' and Subsidiary's management contracts are fully described in the prospectus and SAI.

    Item 38

       23. Please file as exhibits the contracts entered into by the Subsidiary with the Underlying Funds and other Fund affiliates.

General Comments

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel